UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)
_______________

ENDESA, S.A.
(Name of Subject Company)

ACCIONA, S.A.
FINANZAS DOS, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
_______________

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 14D-9 (as amended, the “Schedule 14D-9”) previously filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Filing Persons”), relating to the tender offer (the “E.ON Offer”) by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON AG (collectively, “E.ON”), for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (the “Shares”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Share (the “ADSs”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 14D-9.

     Statements made or referred to in this report as to the Filing Persons’ intentions and/or plans reflect only the Filing Persons’ intentions and/or plans at this time based on the information available to them and current circumstances. As new information becomes available and/or circumstances change, the Filing Persons may reevaluate their intentions and/or plans.

Forward Looking Statements

     Statements made or referred to in this report other than factual or historical information are “forward-looking statements.” Forward-looking statements regarding Endesa’s or Acciona’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Acciona’s control or may be difficult to predict. No assurances can be given that the forward-looking statements made or referred to in this document will be realized.

     In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions, may include projections of Endesa’s, E.ON’s, and Acciona’s future financial performance based on their growth strategies and anticipated trends in their businesses and industry. These statements are only predictions based on Acciona’s current expectations and projections about future events. There are important factors that could cause Endesa’s, E.ON’s, and Acciona’s actual results, level of activity, performance, achievements or other events to differ materially from the results, level of activity, performance, achievements or events expressed or implied by the forward-looking statements.

     Although Acciona believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, achievements or events. Moreover, neither Acciona nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

     Forward-looking statements include, but are not limited to, statements about:

  possible or assumed future results of operations and operating cash flows;
  strategies and investment policies;
  financing plans and the availability of capital;
  competitive position;

  potential growth opportunities available to Acciona, Endesa or E.ON;
  the risks associated with potential acquisitions or alliances;
  actions that may be taken by Acciona, E.ON or other persons with regard to the ownership of securities of Endesa; and
  actions that may be taken by regulatory authorities with regard to control of, or investment in, Endesa.

     Except as may be required by applicable law, Acciona undertakes no obligation to revise or update any forward-looking statements in this document.

     Acciona reserves the right to claim that the Tier 1 exemption under Rule 14d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, applies to any tender offer for Endesa securities.

ITEM 3.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3 is hereby amended to add the following supplemental information:

     The information contained in Amendment No. 13 to the Filing Persons’ statement on Schedule 13D filed March 23, 2007 is incorporated herein by reference.

ITEM 4.      THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended to add the following supplemental information:

     The information contained in Amendment No. 13 to the Filing Persons’ statement on Schedule 13D filed March 23, 2007 is incorporated herein by reference.

ITEM 9.      EXHIBITS.

     Item 9 is hereby amended and supplemented to add the following exhibit:

99.9	Amendment No. 13 to the Schedule 13D (including exhibits) filed by the Filing Persons on
March 21, 2007 by Acciona and Finanzas with respect to Shares and the ADSs with the SEC
(previously filed and incorporated herein by reference).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name: Jorge Vega-Penichet
Title: Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name: Vicente Santamaria
de Paredes Castillo
Title: Company Secretary